EXHIBIT 11

Statement re computation of per-share earnings

Basic per share data is calculated based on the weighted-average number of common shares outstanding during the reported periods. Diluted per share data includes any dilution from potential common stock outstanding, such as the exercise of stock options.

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Numerator:
Net income	$1,878,000	$3,610,000	$4,639,000	$3,713,000

Denominator:
Denominator for basic earnings per share - weighted-average shares	11,907,414	11,898,954	11,905,262	11,894,866
Dilutive potential common shares - employee stock options and performance shares	28,700	22,613	21,966	21,494

Denominator for diluted earnings per share - adjusted weighted-average shares	11,936,114	11,921,567	11,927,228	11,916,360

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